UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (the “Company”) and certain of its subsidiaries, together with TCL Zhonghuan Renewable Energy Technology Co. Ltd. (“TZE”) and its subsidiary, Zhonghuan Singapore Investment and Development Pte. Ltd. (“Zhonghuan Singapore”) filed a joint voluntary notice with the Committee on Foreign Investment in the United States (“CFIUS”) in connection with TZE’s planned indirect investment into the Company as previously announced in the Form 6-K filed with the Securities and Exchange Commission on June 21, 2024. Following CFIUS’ review and execution of a national security agreement as described below, CFIUS determined that there are no unresolved national security issues associated with the indirect investment by TZE into the Company. Recently, the Company and TZE entered into a National Security Agreement (“NSA”) with the Department of Defense, Department of Energy and Department of the Treasury as monitoring agencies on behalf of CFIUS, pursuant to which the Company will be subject to compliance with certain conditions, including certain notification and annual reporting requirements, as well as limitations on the acquisition of property interests. Subsequent to the execution of the NSA, the Company is reassessing its options to purchase a greenfield site in Albuquerque, New Mexico. As previously announced, the Company is undertaking a broad strategic restructuring of its business portfolio and geographic market focus and it has executed a five-year lease on a brownfield site with an existing building in Albuquerque, New Mexico and plans to begin solar panel manufacturing in this 2 GW capacity facility in early 2026.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

December 2, 2024	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer